UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐         Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 4, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing that it has reached an agreement for the sale of its Prince George Refinery to Tidewater Midstream and Infrastructure. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 4, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces Agreement to Sell Prince George Refinery

Husky Energy today announced it has reached an agreement for the sale of its Prince George Refinery to Tidewater Midstream and Infrastructure for $215 million in cash plus a closing adjustment for inventory, and a contingent payment of up to $60 million over two years.

Husky previously announced it was considering selling the Prince George Refinery to focus on its Integrated Corridor and Offshore businesses. The Integrated Corridor is a series of physically-linked assets that includes upstream thermal crude production, storage, committed pipeline capacity and refineries. The Integrated Corridor is designed to maximize margin capture, access to markets and optionality. The Offshore business focuses on oil and gas production off Canada’s East Coast and in the Asia Pacific region.

“We continue to deliver on Husky’s five-year plan outlined at our Investor Day in May, with an ongoing focus on capital discipline, consistent execution and increased margins,” said CEO Rob Peabody. “The plan is aimed at further enhancing the resiliency of the Company.”

Proceeds of the sale will be used in accordance with Husky’s funding priorities, which include maintaining the strength of the balance sheet and returning value to shareholders.

Tidewater is retaining all Refinery staff.

The transaction is expected to close in the fourth quarter of 2019, subject to regulatory approvals.

The 12,000 barrel-per day Prince George Refinery, located in Prince George, B.C., processes light oil into low-sulphur gasoline and ultra-low sulphur diesel, along with other products. As part of the sale, Husky will enter into a five-year offtake agreement with Tidewater for refined products from the Prince George Refinery.

The strategic review of Husky’s retail and commercial fuels business continues to progress.

TD Securities Inc. is acting as financial advisor, with Torys LLP as legal advisor.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”).

In particular, forward-looking statements in this news release include, but are not limited to, references to: the contingent payment of up to $60 million over two years; the aim of the Company’s five-year plan; the anticipated use of proceeds of the sale; the expected closing date of the transaction; and the entering into of an offtake agreement.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.